January 7, 2020

Charles L. Prow
President and Chief Executive Officer
Vectrus, Inc.
2424 Garden of the Gods Road, Suite 300
Colorado Springs, CO 80919

       Re: Vectrus, Inc.
           Registration Statement on Form S-3
           Filed January 2, 2020
           File No. 333-235774

Dear Mr. Prow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott M. Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services